UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ___________
Commission file number 1-11071
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERIGAS PROPANE, INC. SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UGI CORPORATION
460 NORTH GULPH ROAD
KING OF PRUSSIA, PENNSYLVANIA 19406

AMERIGAS PROPANE, INC.
SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
for the years ended December 31, 2009 and 2008

AMERIGAS PROPANE, INC.
SAVINGS PLAN
All other schedules to be filed with the Department of Labor in accordance with the Employee Retirement Income Security Act of 1974 are not applicable and have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of
AmeriGas Propane, Inc. Savings Plan
We have audited the accompanying statements of net assets available for benefits of AmeriGas Propane, Inc. Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AmeriGas Propane, Inc. Savings Plan as of December 31, 2009 and 2008, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Morison Cogen LLP
Bala Cynwyd, Pennsylvania
June 25, 2010

AMERIGAS PROPANE, INC.
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008

ASSETS:

Investments (Note 3 and 5)	$206,065,895	$168,858,502

Loans to participants	5,876,015	5,384,948

Total assets	211,941,910	174,243,450

LIABILITIES:
Accrued administrative expenses	24,618	24,505

Total liabilities	24,618	24,505

Net assets available for benefits at fair value	211,917,292	174,218,945

Adjustments from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(469,369)	301,067

Net assets available for benefits	$211,447,923	$174,520,012

See accompanying notes to financial statements.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2009	2008

Additions:
Participants’ contributions	$12,362,205	$12,368,237
Company contributions	8,247,338	7,607,583
Participants’ rollover contributions	445,660	1,475,306
Merger of All Star Gas Plan	—	765,223
Investment income:
Dividends and interest	3,928,040	6,496,006
Net appreciation in value of investments	27,639,884	—
Other, primarily interest on loans	352,982	399,880

Deductions:
Investment loss:
Net depreciation in value of investments	—	(65,538,859)
Distributions to participants	(15,757,265)	(19,623,851)
Administrative fees	(160,179)	(79,014)
Net transfers of participants’ balances	(130,754)	(90,039)

Net increase (decrease)	36,927,911	(56,219,528)

Net assets available for benefits — beginning of year	174,520,012	230,739,540

Net assets available for benefits — end of year	$211,447,923	$174,520,012

See accompanying notes to financial statements.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
The following brief description of the AmeriGas Propane, Inc. Savings Plan (“the Plan”) provides general information on the provisions of the Plan in effect on December 31, 2009 and during the periods covered by the financial statements. More complete information is included in the Plan document.
On August 13, 2007, All Star Gas Corporation was acquired by AmeriGas Propane, Inc. (“the Company”). On November 26, 2007, the Board of Directors of the Company approved the merger of the All Star Gas Corporation 401(k) Plan (“All Star Gas Plan”) with the Plan. Effective February 4, 2008, the net assets of the All Star Gas Plan, including participant loans, were transferred to the Plan and former participants of the All Star Gas Plan became eligible to participate in the Plan. Such transfer of net assets is reflected on the 2008 Statement of Changes in Net Assets Available for Benefits as “Merger of All Star Gas Plan.”
General. The Plan is a defined contribution plan covering employees of the Company (a Pennsylvania corporation). Employees are eligible upon hire to participate in the Plan. The Plan also holds assets of certain defined contribution pension plans that were terminated in prior years and were merged into the Plan. Such assets include what is referred to as the “Pension Account” and “Predecessor Pension Rollover Account” and do not impact the general provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the Company’s Benefits Committee (“Plan Administrator”), whose members are appointed by the President of the Company and subject to approval by the Compensation/Pension Committee of the Company’s Board of Directors.
Contributions. Generally, a participant may elect to contribute to the Plan on a before-tax basis through payroll reduction an amount equal to from 1% to 50%, in whole percentages, of eligible compensation. Highly compensated employees of the Company, as defined by the Internal Revenue Code (“IRC”), are limited to contributing a maximum of 6% of their compensation. Calendar year contribution amounts are subject to limits prescribed by the IRC. For the 2009 and 2008 Plan Years, the IRC before-tax contribution limits were $16,500 and $15,500, respectively. A participant may increase, reduce or suspend his or her contributions at any time by contacting Fidelity Institutional Retirement Services Co. (“FIRSCO”).
The Plan allows for “catch-up contributions.” The catch-up contribution provision allows certain employees to make before-tax contributions over and above the IRS and Plan limits. In order to be eligible to make catch-up contributions, employees must be at least 50 years of age before the end of the calendar year and must be contributing the IRC or Plan limit. The maximum catch-up contribution for the 2009 and 2008 Plan Years were $5,500 and $5,000, respectively. Catch-up contributions are not eligible for the Company matching contribution (as described below).

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The Plan also accepts on behalf of any employee (i) the entire amount of cash received as a distribution from another qualified trust forming part of a plan described in Section 401(a) of the IRC or from a “rollover” individual retirement plan described in Section 408 of the IRC, but only if the deposit qualifies as a tax free rollover as defined in section 402 or (ii) a direct transfer from another plan qualified under Section 401(a) of the IRC. The Plan accepts after-tax rollover contributions.
Generally the Company shall contribute to the Plan an amount equal to 100% of contributions made by each eligible participant for each payroll period up to a total of 5% of the participant’s eligible compensation for each such payroll period. A participant will be eligible to receive matching contributions after he or she has completed a year of service as defined in the Plan document.
The Company, at its discretion, may also make profit-sharing contributions for each Plan year, out of its net profits, as shall be determined by its Board of Directors, in its sole discretion, to all eligible participants. No such amounts were contributed to the Plan in respect of the 2009 Plan Year or the 2008 Plan Year.
All contributions are invested in accordance with participant investment elections in effect on the dates of the contributions.
A participant will at all times be fully (100%) vested in the portion of his or her account attributable to the following sources: (i) Predecessor Account; (ii) Predecessor Pension Rollover Account; (iii) Rollover/Dollar Builder Account; (vi) Rollover ESOP Account; (v) Salary Deferral Account; (vi) Voluntary Participant Contribution Account; (vii) After-Tax Rollover Account; (viii) All Star Match Account; and (ix) the All Star Rollover Account, each as defined in the Plan document. A participant is vested in the portion of his or her account attributable to Company contributions as follows: 25% after two years of service; 50% after three years of service; 75% after four years of service; and 100% after five years of service. In addition, a participant is fully vested in the portion of his or her account attributable to Company contributions upon the attainment of normal retirement age (as defined in the Plan document), the attainment of early retirement age (as defined in the Plan document), total disability (as defined in the Plan document) or death while in the employ of the Company or an affiliated company. For Plan purposes, a participant will attain normal retirement age on the later of his or her 65th birthday or the fifth anniversary of his or her date of hire with the Company or an affiliate. A participant will attain early retirement age on or after his or her attainment of age 55 and the completion of 10 years of service with the Company or an affiliate.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
A participant who terminates employment before he or she is fully vested will forfeit nonvested amounts attributable to Company contributions. These forfeited amounts remain in the Plan and are available to reduce future Company contributions. During the 2009 Plan Year, no forfeitures were used to reduce Company contributions. For the 2008 Plan Year, forfeitures of $382,083, were used to reduce Company contributions. During the 2009 Plan Year and 2008 Plan Year, $260,559 and $318,752, respectively, were forfeited from participant accounts. As of December 31, 2009 and 2008, there were $285,202 and $20,806, respectively, of forfeitures remaining in the Plan.
Investment Funds. A participant may elect to have his or her funds invested in one or more investment options. The Plan currently offers investments in selected mutual funds, the UGI Common Stock fund, a common collective trust fund and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies. Generally, participants may transfer amounts between options at any time with no limit, except for the Brokerage Link option. Beginning November 1, 2008, participants are limited to investing up to 90% of their contributions with Brokerage link and the remaining 10% must be invested in one of the plan’s other fund options. Participants may change their investment elections for future contributions at any time. The default investment fund under the Plan is the age appropriate Vanguard Target Retirement Fund (based on an assumed retirement age of 65). Fidelity Management Trust Company is the Plan’s Trustee for all investment assets of the Plan and qualifies as a party in interest. References to “Fidelity” in the table of trust investments below refer to investment funds managed by Fidelity Management and Research Company (“FMR”). References to “Vanguard” in the table of trust investments (Footnote 3) refer to investment funds managed by The Vanguard Group.
Distributions. The Plan benefit of a participant who terminates employment as a result of retirement, death or total disability, as defined by the Plan document, shall be equal to the proceeds of liquidation of 100% of the balance of his or her account. Participants may elect to receive their interest in the UGI Common Stock Fund in the form of shares of UGI Corporation Common Stock. The Plan benefit of a participant who terminates employment for reasons other than retirement, death or total disability shall be equal to the proceeds of liquidation of the vested portion of his or her account.
Distributions will generally be made in the form of a lump sum. If the value of a participant’s account exceeds $1,000 and the participant is married, the participant’s Pension Account and Predecessor Pension Rollover Account will be distributed in the form of a joint and survivor annuity. Under a joint and survivor annuity, the participant will receive a monthly benefit for his or her lifetime and upon the participant’s death, the participant’s surviving spouse, if any, will receive a monthly benefit equal to 50% of the benefit the participant was receiving. If the value of the participant’s account exceeds $1,000 and the participant is not married, the participant’s Pension Account and Predecessor Pension Rollover Account will be distributed in the form of a single life annuity. In lieu of a joint and survivor annuity or a single life annuity, a participant may generally elect to receive his or her Pension Account and Predecessor Pension Rollover Account in the form of (i) a lump sum; (ii) a single life annuity; (iii) a joint and survivor annuity with 50% or 100% of the participant’s monthly payments continuing, after the participant’s death, for the life of the participant’s beneficiary; or (iv) installments over 5 or 10 years, as elected by the participant. Any such election will be subject to spousal consent, if applicable.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Where the amount to be distributed exceeds $1,000, no distribution shall be made to any Plan participant prior to his or her normal retirement age or, effective January 1, 2009, age 70 1/2, unless the participant elects to receive such distribution. Where the amount to be distributed does not exceed $1,000 a Plan participant’s benefit will be distributed in the month of May of the Plan Year after the participant becomes entitled to receive a distribution from the Plan.
Distributions must generally be made as soon as practicable after the participant reaches the normal retirement age or, effective January 1, 2009, a date no later than April 1 of the Plan Year that follows the Plan Year in which the participant reaches age 70 1/2. A participant who continues to work past age 70 1/2 will receive a distribution upon termination of employment.
Death. If a participant dies prior to receiving a distribution of his or her account, the participant’s designated beneficiary shall be entitled to receive a lump-sum distribution of the proceeds of liquidation of 100% of the vested portion of his or her account. Generally, the beneficiary may request a distribution of the participant’s account balance as soon as practicable following the date of the participant’s death. The beneficiary of a participant who is married at the time of the participant’s death will be the participant’s spouse, unless the participant designated another beneficiary and the spouse consented to such designation in accordance with procedures specified by the Plan document.
Death benefits are generally paid in the form of a lump sum. Death benefits payable to a spouse from the Pension Account and the Predecessor Pension Rollover Account are paid in the form of a single life annuity unless the spouse elects a lump sum distribution.
Withdrawals. Generally, a participant may withdraw at any time up to 50% of the balance of his or her account attributable to after-tax contributions (including after-tax contributions that were matched by the Company) which were previously permitted by the Plan. However, the withdrawal must be in an amount of at least $250. No more than one such withdrawal is permitted in any calendar year. Effective January 1, 2009, active employees who reach age 59 1/2 can elect, once a year, an in-service withdrawal generally in an amount not less than $1,000.
A participant may withdraw once per calendar year up to 100% of amounts attributable to participation in certain “predecessor plans” and rollover contributions from other 401(a) or individual retirement plan accounts. Such withdrawal must be at least $500 or, if less, the total value of the applicable account.
A participant may withdraw before-tax contributions (and earnings attributable thereto credited as of December 31, 1988) only on account of financial hardship resulting from (i) medical expenses as defined in section 213(d) of the IRC; (ii) educational expenses for the next twelve months of post-secondary education of the participant, or his or her spouse, children or dependents; (iii) foreclosure on or eviction from a primary residence; (iv) costs directly related to the purchase of a primary residence; (v) payments for burial or funeral expenses of the participant’s parent, spouse, children or dependents; or (vi) expenses for the repair of damages on a primary residence as defined in section 165 of the IRC. A hardship withdrawal will be permitted if the Plan Administrator determines that (i) the withdrawal is on account of an immediate and heavy financial need of the participant and (ii) the withdrawal is necessary to satisfy such financial need.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
While a participant is still employed by the Company, withdrawals of amounts attributable to Company contributions, and post-1988 earnings on participant before-tax contributions, are not permitted.
Loan Provision. The Plan includes an employee loan provision. Generally, at the time a loan is to be made, the amount of all loans to be outstanding may not exceed the lesser of (i) 50% of a participant’s Rollover Dollar Builder Account, After-Tax Rollover account and Salary Deferral Account less the amount of all loans outstanding at the time a new loan is made, or (ii) $50,000 less the highest balance of all loans outstanding during the prior twelve month period. Each loan bears interest at a rate determined in accordance with generally prevailing market conditions for similar types of loans plus 1%. The minimum loan amount is $1,000. The amount of the loan withdrawn from a participant’s account is allocated in proportion to the value of the participant’s salary deferral and rollover account balances in each investment fund. Repayments, including interest, are made in equal installments through payroll deductions and are allocated to participant accounts in accordance with current investment elections. No loan may have a final maturity in excess of five years except that, if the loan is used to purchase a principal residence for the participant, the loan may have a final maturity of up to ten years. No participant shall be permitted to have more than two loans outstanding at any one time.
Administrative Expenses. Administrative expenses of the Plan are chargeable to the Plan unless paid for by the Company. Other than the Plan fees described below, the Company paid for such expenses. Each active Plan account is assessed a quarterly $4.25 recordkeeping fee. This fee is automatically deducted in the month following the end of each quarter and remitted to FIRSCO. Loan administration fees are paid by Plan participants. Mutual fund expenses are paid to fund managers from mutual fund assets.
Plan Termination. Although it has not expressed any intent to do so, the Company has the right to terminate the Plan in whole or in part at any time for any reason. In the event of a complete or partial termination of the Plan, the affected participants will become fully vested in their account balances.
Plan Amendment. The Company may amend the Plan at any time for any reason by written action of its Board of Directors. Amendments required to comply with the IRC to maintain compliance with current laws or regulations, or to correct errors or omissions in the Plan document, however, may be made by the AmeriGas Propane, Inc. Benefits Committee without Board approval.
Voting Rights of UGI Common Stock Fund Participants. A participant has the right to instruct the trustee of the Plan how to vote, at each meeting of shareholders, all shares of UGI Corporation Common Stock (including fractional shares) represented by the value of the participant’s interest in the UGI Common Stock Fund. A participant also has the right to direct the trustee of the Plan whether or not to tender shares in response to a tender offer.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
2. Accounting Policies
Use of Estimates and Basis of Accounting. The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.
Investment Valuation and Income Recognition. The Statements of Net Assets Available for Benefits state the Plan’s investments at their fair values with the exception of the Plan’s investment in the Vanguard’s Retirement Savings Trust III (a common collective trust fund investment), which is stated at its fair value and adjusted to contract value (as further described below). As reported by Fidelity Management Trust Company, the Plan’s investments in registered investment company mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Participant loans are valued at their outstanding balances, which approximate fair value. Shares of UGI Common Stock, which are traded on a national securities exchange, are included in the UGI Common Stock Fund at fair value based upon quoted market prices. Fidelity Brokerage Link accounts are reflected at their fair value of associated investments, based upon quoted market prices, held by the Plan participants in their individual self-directed brokerage accounts.
The Statement of Net Assets Available for Benefits reflects the Plan’s interest in the Vanguard Retirement Saving Trust III at fair value, determined by discounting the related cash flows based upon current yields of similar instruments with comparable duration. Such amounts are then adjusted to contract value because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The interest in the Vanguard Retirement Savings Trust III is included in the Statements of Changes in Net Assets Available for Benefits on a contract basis.
Dividend income is recorded on the record date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade date basis.
The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of investments that consists of realized gains or losses and unrealized appreciation (depreciation) in the fair value of those investments.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Distributions are made to Plan participants based upon the fair value of each participant’s investment account (except for investments of the Vanguard Retirement Savings Trust III for which distributions are based upon contract value, and except for distributions from the UGI Common Stock Fund, to the extent not all shares are sold on the same date) as of the dates of distribution. Distributions to participants are recorded when paid.
Transfers of participant balances represent amounts transferred to or from the UGI Utilities, Inc. Savings Plan, which is an affiliated plan.
Fair Value Measurements. The Plan performs fair value measurements in accordance with Financial Accounting Standards Board’s (“FASB’s”) Accounting Standards Codification (“ASC”) 820 (“ASC 820”), Fair Value Measurements and Disclosures. Refer to Note 5 for the fair value measurement disclosures associated with the Plan’s investments.
Risks and Uncertainties. The investments of the separate investment funds are exposed to various risks such as interest rate, market and credit risk. The degree and concentration of these risks vary by fund. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with the separate investment funds, it is reasonably possible that changes in risk in the near term could materially affect participants’ account balances in the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
3. Trust Investments
The components of trust investments by fund at December 31, 2009 and 2008 are as follows:

	December 31,
	2009		2008
Mutual Funds:
Fidelity U.S. Bond Index Fund (shares — 1,140,898 and 1,027,007, respectively)	$12,618,334	*	$11,081,403	*

Fidelity Equity Income Fund (shares — 408,187 and 419,167, respectively)	15,976,447	*	12,939,676	*

Fidelity Magellan Fund (shares — 361,473 and 364,275, respectively)	23,249,943	*	16,705,657	*

Fidelity Growth Company Fund (shares — 180,138 and 172,665, respectively)	12,425,898	*	8,453,692

Vanguard Institutional Index Fund (shares — 130,123 and 133,462, respectively)	13,269,921	*	11,015,989	*

Vanguard Prime Money Market Fund (shares — 21,709,071 and 23,365,641, respectively)	21,709,071	*	23,365,641	*

Vanguard Target Retirement Income Fund (shares — 69,943 and 61,080, respectively)	740,693		581,484

Vanguard Target Retirement 2005 Fund (shares — 215,181 and 175,872, respectively)	2,362,691		1,704,201

Vanguard Target Retirement 2010 Fund (shares — 132,902 and 101,096, respectively)	2,727,153		1,780,309

Vanguard Target Retirement 2015 Fund (shares — 1,119,446 and 1,100,600, respectively)	12,660,939	*	10,510,726	*

Vanguard Target Retirement 2020 Fund (shares — 231,522 and 159,623, respectively)	4,621,175		2,644,959

Vanguard Target Retirement 2025 Fund (shares — 1,266,629 and 1,147,546, respectively)	14,338,246	*	10,637,749	*

Vanguard Target Retirement 2030 Fund (shares — 157,719 and 110,238, respectively)	3,045,555		1,713,096

Vanguard Target Retirement 2035 Fund (shares — 573,210 and 461,712, respectively)	6,660,698		4,270,839

Vanguard Target Retirement 2040 Fund (shares — 86,915 and 64,550, respectively)	1,655,732		976,636

Vanguard Target Retirement 2045 Fund (shares — 213,768 and 164,225, respectively)	2,569,495		1,571,634

Vanguard Target Retirement 2050 Fund (shares — 19,310 and 9,414, respectively)	369,017		142,912

Vanguard Extended Market Index Fund (shares — 219,840 and 228,030, respectively)	7,184,375		5,477,286

Fidelity Spartan International Index Fund (shares — 185,246 and 179,009, respectively)	6,196,488		4,786,713

Assets in Fidelity Brokerage Link Account — various investments include registered investment companies funds, money market funds and cash	2,522,557		2,014,415

Common Collective Trust:
Vanguard Retirement Savings Trust III (shares — 20,277,714 and 19,083,769, respectively)	20,747,083	*	18,782,702	*

UGI Common Stock Fund:
UGI Corporation Unitized Stock Fund (units — 599,884 and 571,809, respectively)	18,266,466	*	17,565,973	*
Dividends receivable	147,918		134,810

	18,414,384		17,700,783

Total trust investments — fair value	$206,065,895		$168,858,502

Total trust investments — cost	$212,624,071		$209,738,991

*	Investment represents five percent or more of net assets available for benefits.
The net appreciation (depreciation) in fair value of investments during the years ended December 31, 2009 and 2008 by major investment category follows:

	Year Ended December 31,
	2009	2008

Registered investment company funds	$27,255,804	$(62,689,744)
UGI Common Stock Fund	(109,614)	(1,930,799)
Other	493,694	(918,316)

Total net appreciation (depreciation) in fair value	$27,639,884	$(65,538,859)

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The UGI Corporation Stock Fund invests principally in shares of UGI Corporation Common Stock. Participants in the fund do not individually own specific shares of UGI Corporation Common Stock but rather own units in the fund that invests in such shares and short-term investments. The value of a unit in the UGI Common Stock Fund was initially set at $10.00 and is recalculated daily by dividing the fair value of the fund’s assets (comprising shares of UGI Corporation Common Stock and temporary cash investments) by the total number of units outstanding. Generally, participant requests to redeem units from the UGI Common Stock Fund are processed on the day received if such requests are received by Fidelity before the close of the New York Stock Exchange and provided that there are sufficient short-term investments in the fund for liquidity. In such case, the participant will receive the net asset value, or closing price for the units, calculated using the closing price for UGI Corporation Common Stock on the New York Stock Exchange for that day. However, on days of unusually heavy requests for sale, the UGI Common Stock Fund may not have sufficient short-term investments for liquidity. In such case, requests to sell units received before the close of the New York Stock Exchange may not be processed on that day at that date’s closing price but may be suspended until sufficient liquidity is restored. Units will be redeemed generally on a first-in, first-out basis at the closing price for the processing date. Loans, withdrawals and distributions from the UGI Common Stock Fund will be given priority over exchanges with other funds.
During the 2009 and 2008 Plan Years, the Plan purchased, at market prices, 82,138 and 74,917 shares of UGI Corporation Common Stock directly from UGI Corporation for $2,010,344 and $1,912,143, respectively.
4. Newly Adopted Accounting Standards and Accounting Standards Not Yet Adopted
In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) — Fair Value Measurements and Disclosures (“ASU 2010-06”) to require additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and transfers among Levels 1, 2 and 3. Levels 1, 2 and 3 of fair value measurements are defined in Note 5 below. The Plan will adopt ASU 2010-06 in the year ending December 31, 2010 except for certain provisions that will be effective in the year ending December 31, 2011. The Plan is currently evaluating the impact of ASU 2010-06 on the Plan’s financial statements.
In June 2009, the FASB issued ASU 2009-01, The FASB Accounting Standards Codification, which establishes the Codification as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. This standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of ASU 2009-01 changes the referencing of financial standards.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
In September 2009, the FASB issued ASU No. 2009-06, Income Taxes (Topic 740), Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities (formerly FASB Interpretation No. 48 and Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”). This standard prescribes guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon adoption of this standard which has been adopted as required by the Plan as of January 1, 2009. Although this standard applies to employee benefit plans, its adoption did not require any adjustments to the Plan’s financial statements because of the Plan’s tax exempt status and the absence of unrelated business taxable income.
FASB ASC 820-10 (formerly, FSP FAS 157-4) provides additional guidance for Fair Value Measurements when the volume and level of activity for the asset or liability has significantly decreased. This standard is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this standard did not have a material effect on the Plan’s financial statements.
FASB ASC 320-10 (formerly, FSP FAS 115-2 and FSP FAS 124-2) amends the other-than-temporary impairment guidance for debt and equity securities. This standard is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this standard did not have a material effect on the Plan’s financial statements.
5. Fair Value Measurement
The Plan performs fair value measurements in accordance with ASC 820. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. ASC 820 clarifies that the fair value should be based upon assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and risks inherent in valuation techniques and inputs to valuations. When determining fair value measurements, the Plan considers the principal or most advantageous market for the asset or liability and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.
ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:
•	Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access;

•
Level 2 — inputs other than quoted prices included in Level 1 that are either directly or indirectly observable, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data by correlation or by other means;

•	Level 3 — unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The following table presents the Plan’s investments that are measured at fair value on a recurring basis, for each hierarchy level, as of December 31, 2009 and 2008:

	Fair Value Measurement
December 31, 2009	Level 1	Level 2	Level 3	Total
Mutual funds	$145,195,357	$—	$—	$145,195,357
Money market fund	21,709,071	—	—	21,709,071
UGI Common Stock fund	18,414,384	—	—	18,414,384
Common collective trust	—	20,747,083	—	20,747,083
Participant loans	—	—	5,876,015	5,876,015

Total investments measured at fair value	$185,318,812	$20,747,083	$5,876,015	$211,941,910

	Fair Value Measurement
December 31, 2008	Level 1	Level 2	Level 3	Total
Mutual funds	$109,009,376	$—	$—	$109,009,376
Money market fund	23,365,641	—	—	23,365,641
UGI Common Stock fund	17,700,783	—	—	17,700,783
Common collective trust	—	18,782,702	—	18,782,702
Participant loans	—	—	5,384,948	5,384,948

Total investments measured at fair value	$150,075,800	$18,782,702	$5,384,948	$174,243,450

The Plan’s valuation methodology used to measure the fair values of mutual funds (including mutual funds in the Brokerage Link accounts), money market fund and the UGI Common Stock Fund were derived from quoted market prices as substantially all of these instruments have active markets. The valuation technique used to measure fair value of participant loans above, all of which are secured by vested account balances of borrowing participants, were derived using a discounted cash flow model with inputs derived from unobservable market data. Participant loans are included at their amortized cost in the Statements of Net Assets Available for Benefits which approximates their fair value at December 31, 2009 and 2008. The valuation techniques used to measure fair value of the common collective trust fund are included in Note 2.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The following table sets forth a summary of changes in fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008.

	Participant Loans
	2009	2008

Balance as of January 1,	$5,384,948	$5,098,334
Issuances, repayments and settlements, net	491,067	286,614
Balance as of December 31,	$5,876,015	$5,384,948

6. Federal Income Tax Status
On December 6, 2002, the Internal Revenue Service issued a favorable determination letter concerning the qualified status of the Plan in effect as of November 27, 2002 under Section 401(a) of the IRC. The Plan has since been amended. In compliance with the Pension Protection Act of 2006, which requires plans to submit an application for determination letter every five years, on January 29, 2010 the Plan submitted a new application with the Internal Revenue Service. As of the report date formal acceptance has not been made by the Internal Revenue Service.
The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. No U.S. income taxes are required to be paid by the trust created under the Plan (the Trust) and participants are not taxed on Company contributions to the Trust or income earned by the Trust. When a participant, or his or her beneficiary or estate, receives a distribution under the Plan, the taxability of the value of such distribution depends on the form and time of payment.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
EIN # 23-2786294, PLAN # 002
Schedule H, Line 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	December 31, 2009
	Number of
	Shares or
	Principal			Current
Name of Issuer and Title of Issue	Amount		Cost	Value

Mutual Funds:
FIDELITY U.S. BOND INDEX FUND (1) (2)	1,140,898	shrs	$12,463,164	$12,618,334
FIDELITY EQUITY INCOME FUND (1) (2)	408,187	shrs	18,805,025	15,976,447
FIDELITY MAGELLAN FUND (1) (2)	361,473	shrs	31,110,921	23,249,943
FIDELITY GROWTH COMPANY FUND (1) (2)	180,138	shrs	10,975,831	12,425,898
VANGUARD INSTITUTIONAL INDEX FUND (1)	130,123	shrs	14,192,349	13,269,921
VANGUARD PRIME MONEY MARKET FUND (1)	21,709,071	shrs	21,709,071	21,709,071
VANGUARD TARGET RETIREMENT INCOME FUND	69,943	shrs	743,240	740,693
VANGUARD TARGET RETIREMENT 2005 FUND	215,181	shrs	2,364,362	2,362,691
VANGUARD TARGET RETIREMENT 2010 FUND	132,902	shrs	2,607,380	2,727,153
VANGUARD TARGET RETIREMENT 2015 FUND (1)	1,119,446	shrs	12,676,307	12,660,939
VANGUARD TARGET RETIREMENT 2020 FUND	231,522	shrs	4,487,968	4,621,175
VANGUARD TARGET RETIREMENT 2025 FUND (1)	1,266,629	shrs	14,572,064	14,338,246
VANGUARD TARGET RETIREMENT 2030 FUND	157,719	shrs	3,023,411	3,045,555
VANGUARD TARGET RETIREMENT 2035 FUND	573,210	shrs	6,728,346	6,660,698
VANGUARD TARGET RETIREMENT 2040 FUND	86,915	shrs	1,621,177	1,655,732
VANGUARD TARGET RETIREMENT 2045 FUND	213,768	shrs	2,595,206	2,569,495
VANGUARD TARGET RETIREMENT 2050 FUND	19,310	shrs	347,012	369,017
VANGUARD EXTENDED MARKET INDEX FUND	219,840	shrs	6,998,762	7,184,375
FIDELITY SPARTAN INTERNATIONAL INDEX FUND (2)	185,246	shrs	6,450,315	6,196,488

Total Mutual Funds			174,471,911	164,381,871

Assets in Fidelity Brokerage Link Accounts (2)	Various investments include registered investment companies funds, money market funds and cash		2,824,620	2,522,557

Common Collective Trust:
VANGUARD RETIREMENT SAVINGS TRUST III (1) (4)	20,277,714	shrs	20,277,714	20,277,714

UGI Common Stock Fund (1) (2):
UGI Corporation Unitized Stock Fund	599,884	units	14,901,908	18,266,466
Dividends receivable	$147,918		147,918	147,918

			15,049,826	18,414,384

Participant Loans
Loan principal outstanding (4.25% - 10.5%) (2) (3)			5,876,015	5,876,015

Total — all funds			$218,500,086	$211,472,541

(1)	Investment represents 5% or more of the net assets available for benefits.

(2)	Party in interest.

(3)	Range of interest rates for loans outstanding as of December 31, 2009.

(4)	Contract value.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AmeriGas Propane, Inc. Savings Plan
Date: June 25, 2010	By:	/s/ Carol A. Guinan
		Name:	Carol A. Guinan
		Title:	Director of Benefits of AmeriGas Propane, Inc.